Press Release

TLC Reports First Quarter of 2019 Financial Results and Provides Business Update

SOUTH SAN FRANCISCO, CA and TAIPEI, Taiwan – May 8, 2019 – TLC (Nasdaq: TLC, TWO: 4152), a clinical-stage specialty pharmaceutical company dedicated to the development and commercialization of novel nanomedicines designed to target areas of unmet medical need in osteoarthritis, pain management, ophthalmology and oncology, today announced financial results for the first quarter ended March 31, 2019, and provided a business update.

“We started 2019 with strong continued momentum with our clinical programs highlighted by positive end of Phase II meeting with the FDA for our lead product candidate, TLC599 in knee osteoarthritis, which we expect to initiate a single global pivotal Phase III trial in mid-2019. In addition, we presented early promising results from a Phase I/II study of TLC590 for postsurgical pain management and dosed the last patient in Part 1 of our Phase II study of TLC590 for postsurgical pain following bunionectomy. We also strengthened our management team with the appointment of Dr. George Spencer-Green as our Chief Medical Officer,” said TLC President George Yeh. “We have made significant progress across our pipeline to date. For 2019, we anticipate to achieve more milestones and share more clinical updates on TLC599 and TLC590 for our pain management programs, TLC399 for macular edema, and TCL178 for soft tissue sarcoma.”

Clinical Pipeline Update and Upcoming Milestones

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Positive End-of-Phase II Meeting with FDA for TLC599 for knee osteoarthritis. In agreement with the U.S. Food and Drug Administration (FDA), TLC believes its proposed overall design of a single global pivotal Phase III trial would be sufficient to support a New Drug Application submission. Initiation of this trial is expected in mid-2019.

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Presented new data on TLC599 at OARSI 2019. Numerous preclinical studies found TLC599 to have no marked cartilage damage after either single or repeated dosing of TLC599; in contrast, proteoglycan loss in cartilage was observed in current steroid treatments. Further Phase II clinical trial data found TLC599 to have significantly greater reductions in both WOMAC and VAS pain at every scheduled visit through 24 weeks. Rescue pain medication use in the TLC599 group was numerically less at every time point and only 1/5 of the placebo group after 12 weeks.

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Presented high-scoring abstracts on TLC590 for postsurgical pain at ASRA Spring 2019. Preclinical data demonstrated local tolerance of TLC590 in clinically relevant models. The half-life of TLC590 was about 22 times longer than ropivacaine; the maximum serum concentration of TLC590 was only 1/9 of ropivacaine, demonstrating TLC590’s improved tolerance with its BioSeizer® formulation. TLC590 had faster onset and longer duration of analgesic effect than an approved extended release bupivacaine product.

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Reached full enrollment in Part 1 of Phase II trial of TLC590 for postsurgical pain management following bunionectomy. Interim analysis will review the safety, efficacy and pharmacokinetics of three doses of TLC590 and ropivacaine; results are expected in mid-2019.

Corporate Highlights

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▪	Strengthened the management team. Appointed Dr. George Spencer-Green as Chief Medical Officer.
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Earned the highest ranking in corporate governance among all 1,554 Taiwan-listed companies. TLC is the only biotech company to have remained in the top 5% of evaluations every year since its Taiwan IPO; this year marks the fifth consecutive year.

▪	Growing global intellectual property protection with 56 granted patents and 73 applications worldwide as of March 31, 2019.

First Quarter of 2019 Financial Results

Operating revenue for the first quarter of fiscal 2019 was NT$157.8 million (US$5.1 million), a 1019.6% increase compared to NT$14.1 million in the first quarter of fiscal 2018. Operating expenses for the first quarter of fiscal 2019 was NT$269.9 million (US$8.7 million), a 45.9% increase compared to NT$185.0 million in the first quarter of fiscal 2018. Net loss for the first quarter of fiscal 2019 was NT$111.7 million (US$3.6 million), compared to a loss of NT$166.3 million in the first quarter of 2018, or a net loss of NT$1.76 (US$0.06) per share for the first quarter of fiscal 2019, compared to a net loss of NT$2.99 per share for the first quarter of fiscal 2018.

The Company's cash and cash equivalents and time deposits with maturity over three months (which are classified as “current financial assets at amortized cost” in the Company’s consolidated financial statements) were NT$988.3 million (US$32.0 million) as of March 31, 2019, compared to NT$1,114.6 million as of December 31, 2018.

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Financial Summary

Selected Consolidated Balance Sheet Data

	December 31, 2018	March 31, 2019
	NT$000	NT$000	US$000
Cash and cash equivalents and time deposit	$1,114,634	$988,284	$32,025
Total current assets	1,188,695	1,083,621	35,114
Total assets	1,417,921	1,402,527	45,448
Total current liabilities	344,288	403,509	13,075
Long-term borrowings	368,010	336,055	10,890
Total liabilities	748,725	837,233	27,130
Total equity	669,196	565,294	18,318

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Selected Consolidated Statements of Operations Data

	Three-month periods ended March 31,
	2018	2019
	NT$000	NT$000	US$000
Operating revenue	$14,091	$157,765	$5,112
Operating expenses
General and administrative expenses	(33,909)	(40,777)	(1,321)
Research and development expenses	(151,105)	(229,155)	(7,426)
	(185,014)	(269,932)	(8,747)
Loss before income tax	(166,134)	(111,408)	(3,610)
Income tax expense	(169)	(277)	(9)
Net loss	$(166,303)	$(111,685)	$(3,619)
Total other comprehensive income (loss)	$(1,634)	$542	$17
Total comprehensive loss	$(167,937)	$(111,143)	$(3,602)
Loss per share of common stock
Basic and diluted loss per share (in dollars)	$(2.99)	$(1.76)	$(0.06)

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About TLC

Taiwan Liposome Company, Ltd. (“TLC”) (Nasdaq: TLC, TWO: 4152) is a clinical-stage specialty pharmaceutical company dedicated to the research and development of novel nanomedicines that maximize the potential of its proprietary lipid-assembled drug delivery platform (LipAD™). TLC believes that its deep experience with liposome science allows TLC to combine onset speed and benefit duration, and improve active drug concentrations while decreasing unwanted systemic exposures. TLC’s BioSeizer® technology is designed to enable local sustained release of therapeutic agents at the site of disease or injury; its NanoX™ active drug loading technology is designed to alter the systemic exposure of the drug, potentially reducing dosing frequency and enhancing distribution of liposome-encapsulated active agents to the desired site. These technologies are versatile in the choice of active pharmaceutical ingredients and scalable with respect to manufacturing. TLC has a diverse, wholly owned portfolio of therapeutics that target areas of unmet medical need in pain management, ophthalmology, and oncology. TLC is consistently ranked in the top 5% among all listed companies in Taiwan’s Corporate Governance Evaluations.

Cautionary Note on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements contained in this press release include, without limitation, statements regarding TLC’s expectations regarding the clinical development of TLC’s product candidates, including TLC599, TLC590 and TLC178, the clinical benefits of TLC’s product candidates, the timing, scope, progress and outcome of TLC’s clinical trials, the anticipated timelines for the release of clinical data and progress of TLC’s manufacturing capabilities.  Words such as "may," "believe," "will," "expect," "plan," "anticipate," "estimate," "intend" and similar expressions (as well as other words or expressions referencing future events, conditions or circumstances) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and involve a number of risks, assumptions, uncertainties and factors, including risks that the outcome of any clinical trial is inherently uncertain and product candidates may prove to be unsafe or ineffective, or may not achieve commercial approval.  Other risks are described in the Risk Factors section of TLC's prospectus dated November 21, 2018 filed pursuant to Rule 424(b)(4) with the U.S. Securities and Exchange Commission (the “SEC”) as well as subsequent filings with the SEC. All forward-looking statements are based on TLC's expectations and assumptions as of the date of this press release. Actual results may differ materially from these forward-looking statements. Except as required by law, TLC expressly disclaims any responsibility to update any forward-looking statement contained herein, whether as a result of new information, future events or otherwise.

Media Contact:

Dawn Chi

Corporate Communications

+886 2 2655 7377 ext. 136

dawn@tlcbio.com

Investor Contact:

Xuan Yang

Solebury Trout

+1 646 378 2975

xyang@troutgroup.com